SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
----------------------

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 2)*

Gridsum Holding Inc.
(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

398132100**
(CUSIP Number)

December 31, 2019
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[X]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**CUSIP represents American Depositary Shares, each representing one Class B ordinary share.

CUSIP No. 398132100                     13G             Page 2 of 11 Pages

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(1)    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       Moon Capital Management LP
-----------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                            (a)  [ ]
                                                            (b)  [X]
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(3)    SEC USE ONLY

-----------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    2,360,375
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                         -0-
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    2,360,375
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                         -0-
-----------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY BY EACH REPORTING PERSON
                    2,360,375
-----------------------------------------------------------------------------
(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES **   [ ]
-----------------------------------------------------------------------------
(11)   PERCENT OF CLASS BY AMOUNT IN ROW (9)
                   8.98%(1)
-----------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON **
                   PN, IA
-----------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Based on the 26,289,929 shares of Class B common stock, par value $0.001 per share
(the "Common Stock") reported as outstanding as of December 31, 2018 in the
Report of Foreign Private Issuer on Form 20-F filed with by Gridsum Holding Inc.
(the "Company") with the Securities and Exchange Commission (the "SEC") on
April 24, 2019 (such filing, the "Form 20-F").

CUSIP No. 398132100                     13G             Page 3 of 11 Pages

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(1)    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       JWM Capital LLC
-----------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                            (a)  [ ]
                                                            (b)  [X]
-----------------------------------------------------------------------------
(3)    SEC USE ONLY
-----------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    2,360,375
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                         -0-
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    2,360,375
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                         -0-
-----------------------------------------------------------------------------
 (9)    AGGREGATE AMOUNT BENEFICIALLY BY EACH REPORTING PERSON
                    2,360,375
-----------------------------------------------------------------------------
(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES **   [ ]
-----------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   8.98%
-----------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON **
                   OO, HC
-----------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Based on the 26,289,929 shares of Class B Common Stock reported as outstanding as of December 31, 2018 in the Company's Form 20-F.

CUSIP No. 398132100                     13G             Page 4 of 11 Pages

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(1)    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       John W. Moon
-----------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                            (a)  [ ]
                                                            (b)  [X]
-----------------------------------------------------------------------------
(3)    SEC USE ONLY

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(4)    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    2,360,375
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                         -0-
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    2,360,375
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                         -0-
-----------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,360,375
-----------------------------------------------------------------------------
(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES **   [ ]
-----------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   8.98%
-----------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON **
                   IN, HC
-----------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Based on the 26,289,929 shares of Common Stock reported as outstanding as of December 31, 2018 in the Company's Form 20-F.

CUSIP No. 398132100                     13G             Page 5 of 11 Pages

-----------------------------------------------------------------------------
(1)    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       Moon Capital Partners Master Fund Ltd.
-----------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                            (a)  [ ]
                                                            (b)  [X]
-----------------------------------------------------------------------------
(3)    SEC USE ONLY

-----------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    2,342,672
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                         -0-
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    2,342,672
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                         -0-
-----------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,342,672
-----------------------------------------------------------------------------
(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    8.91% (1)
-----------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON **
                    CO
-----------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Based on the 26,289,924 shares of Class B Common Stock reported as outstanding as of December 31, 2018 in the Company's Form 20-F.

CUSIP No .
398132100

    Page
6 of 11Pages

1

         NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(ENTITIES ONLY)
Moon Capital Performance Plus Master Fund Ltd.

2

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) ☐
(b) ☑

3

         SEC USE ONLY

4

         CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

    NUMBER OF
SHARES
5
SOLE VOTING POWER
17,703

    BENEFICIALLY
OWNED BY
6
SHARED VOTING POWER
0

    EACH
REPORTING
7
SOLE DISPOSITIVE POWER
17,703

    PERSON
WITH:
8
SHARED DISPOSITIVE POWER
0

9

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,703

10

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
        SHARES

☐

11

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.07%

12

         TYPE OF REPORTING PERSON

CO

(1)	Based on the 26,289,929 shares of Class B common stock reported as outstanding as of December 31, 2018 in the Company’s
Form 20-F.

CUSIP No. 398132100                     13G             Page 7 of 11 Pages

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Item 1(a).     Name of Issuer:

The name of the issuer is Gridsum Holding Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

South Wing, High Technology Building
No. 229 North 4th Ring Road
Haidian District, Beijing 100083
People's Republic of China

Item 2(a).     Name of Person Filing:

This statement is filed by:

(i)   Moon Capital Management LP, a Delaware
limited partnership (the "Investment Manager"), which serves as the investment manager of the Partners
Fund and the Performance Plus Fund (each as defined below), with respect to shares of Class B ordinary shares, par value $0.001 per share (the "Common Stock") directly owned by and the Partners Fund and the Performance Plus Fund;

(ii)  JWM Capital LLC, a Delaware limited liability
company (the "IM GP"), which serves as the general partner to the Investment Manager, with respect to shares of Common Stock directly owned by  the Partners Fund and the Performance Plus Fund;

(iii) Mr. John W. Moon ("Mr. Moon"), who serves as
the managing member of the IMGP with respect to shares of Common Stock directly owned by the  Partners
Fund and the Performance Plus Fund.

(iv) Moon Capital Partners Master Fund Ltd., a Cayman
Islands exempted company (the "Partners Fund"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

(v) Moon Capital Performance Plus Master
Fund Ltd., a Cayman Islands exempted company (the “Performance Plus Fund”), with respect to the shares of Common
Stock (as defined in Item 2(d) below) directly owned by it;

The Partners Fund, the Performance Plus Fund, the
Investment Manager, the IMGP and Mr. Moon are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 398132100                     13G             Page 8 of 11 Pages

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Item 2(b). Address of Principal Business Office or, if
None, Residence:

The address of the business office of each of the Reporting
Persons is 499 Park Avenue, 8th Floor, New York, NY 10022.

Item 2(c). Citizenship:

Each of the Investment Manager and the IMGP is
organized under the laws of the State of Delaware. The Partners Fund and the Performance Plus Fund are organized under the laws of the Cayman Islands. Mr. Moon is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Class B ordinary shares, par value $0.001 per share (the
"Common Stock")

Item 2(e). CUSIP Number:

398132100**

Item 3. If this statement is filed pursuant to Rules
13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the
Act,

(b) [ ] Bank as defined in Section 3(a)(6) of the Act,

(c) [ ] Insurance Company as defined in Section 3(a)(19)
of the Act,

(d) [ ] Investment Company registered under Section 8 of
the Investment Company Act of 1940,

(e) [X] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g) [X] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h) [ ] Savings Association as defined in Section 3(b) of
the Federal Deposit Insurance Act,

(i) [ ] Church Plan that is excluded from the definition
of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this
box: [X]

CUSIP No. 398132100                     13G             Page 9 of 11 Pages

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Item 4. Ownership.

A. Moon Capital Management LP

(a) Amount beneficially owned: 2,360,375

(b) Percent of class: 8.98%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,360,375

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition:
2,360,375

(iv) Shared power to dispose or direct the disposition:
-0-

The percentages reported herein
are computed based on the 26,289,929 shares of Class B Common Stock reported as outstanding as of December 31, 2018 in the
Report of Foreign Private Issuer on Form 20-F filed by the Company with the Securities and Exchange Commission on April 24, 2019.

B. JWM Capital LLC

(a) Amount beneficially owned: 2,360,375

(b) Percent of class: 8.98%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,360,375

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition:
2,360,375

(iv) Shared power to dispose or direct the disposition:
-0-

C. Mr. John W. Moon

(a) Amount beneficially owned: 2,360,375

(b) Percent of class: 8.98%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,360,375

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition:
2,360,375

(iv) Shared power to dispose or direct the disposition:
-0-

D. Moon Capital Partners Master Fund Ltd.

(a) Amount beneficially owned: 2,342,672

(b) Percent of class: 8.91%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,342,672

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition:
2,342,672

(iv) Shared power to dispose or direct the disposition:
-0-

CUSIP No. 398132100                     13G             Page 10 of 11 Pages

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F. Moon Capital Performance Plus Master Fund Ltd.

(a) Amount beneficially owned: 17,703

(b) Percent of class: 0.07%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 17,703

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition:
17,703

(iv) Shared power to dispose or direct the disposition:
-0-

The percentages reported herein
are computed based on the 26,289,929 shares of Class B Common Stock reported as outstanding as of December 31, 2018 in the
Report of Foreign Private Issuer on Form 20-F filed by the Company with the Securities and Exchange Commission on April
24, 2019.

Item 5. Ownership of Five Percent
or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five
Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification
of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification
of Members of the Group.

See Item 2.

Item 9. Notice of Dissolution of
Group.

Not applicable.

CUSIP No. 398132100                     13G             Page 11 of 11 Pages

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Item 10. Certification.

Each of the Reporting Persons hereby makes the following
certification:

As to the Investment Manager, the IM GP and Mr. Moon:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

As to the Partners Fund and the Performance Plus Fund:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2020

/S/ JOHN W. MOON

-----------------------

John W. Moon,

individually and as managing member of JWM

Capital LLC, for itself and as the general

partner of Moon Capital Management LP, for

itself and as the investment manager of

Moon Capital Partners
Master Fund Ltd.

and Moon Capital Performance Plus Master Fund Ltd.

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing
statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on
Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 14, 2020

/S/ JOHN W. MOON

-----------------------

John W. Moon,

individually and as managing member of JWM

Capital LLC, for itself and as the general

partner of Moon Capital Management LP, for

itself and as the investment manager of

Moon Capital Partners
Master Fund Ltd.

and Moon Capital Performance Plus Master Fund Ltd.